Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OPERATIONS

The discussion and analysis which follows contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 which reflect our current views with respect to future events and financial results. These include statements regarding our earnings, projected growth and forecasts, and similar matters which are not historical facts. We remind shareholders that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors which could cause the actual future events or results to differ materially from those described in the forward-looking statements.

The condensed interim consolidated financial statements appearing elsewhere in this report should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 20-F for the year ended December 31, 2015. The results of operations for the six months ended June 30, 2016 are not necessarily indicative of the operating results for the full fiscal year.

Overview

Our activity is primarily focused on the defense electronics market. We primarily provide integrated solutions.  Our aim is to provide not only state-of-the-art products, but to also provide comprehensive end-to-end solutions for one or more systems. Our current product lines are:

•	Military avionics (Data/video recorders, core avionics for aircraft and UAVs);

•	Inertial navigation systems for aerial and land platforms; and

•	Tactical Radars for defense forces and border protection systems (land and aerial based).

In addition, we continue to support our legacy commercial aviation test stations.  We also provide test and repair services through our China-based subsidiary.

We were incorporated under the laws of the State of Israel on December 8, 1970.  We are a public limited liability company under the Israeli Companies Law 1999-5759, or the Israeli Companies Law, and operate under this law and associated legislation.

Recent Financings

On July 30, 2015, we announced the closing of our public offering of 6,910,569 of our Ordinary shares, offered at a price to the public of $1.23 per share. Our gross proceeds were $8,500,000 before deducting underwriting discounts and commissions and other offering expenses. We used $5,030,000 of the proceeds to repay outstanding debt and approximately $2,080,000 of outstanding accrued interest.

On May 18, 2016, we closed an equity financing transaction with DBSI Investments Ltd. ("DBSI”). DBSI purchased 17,021,276 of our Ordinary shares in consideration of approximately $4 million. In addition, DBSI received two- year warrants to purchase 8,510,638 additional Ordinary shares at an exercise price per share of $0.235 (having an aggregate exercise price of $2 million) and four-year warrants  to purchase an additional 7,272,727 Ordinary shares at an exercise price per share of $0.275 (having an aggregate exercise price of $2 million). DBSI also granted us an option exercisable in our sole discretion to obtain a $3.2 million convertible loan for the repayment of outstanding debt that was due on August 31, 2016.

On June 14, 2016 our Board of Directors exercised the option to obtain the $3.2 million loan from DBSI and used the proceeds of the loan to extinguish the loan from our previous major shareholder that was due on August 31, 2016. The terms of the new loan are more favorable than those of the loan it replaced.

General

Our condensed interim consolidated financial statements appearing in this report are prepared in dollars and in accordance with U.S. GAAP.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC 830.  The majority of our sales are made outside of Israel and a substantial part of them are in dollars.  In addition, a substantial portion of our costs are incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All monetary balance sheet accounts have been remeasured using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been remeasured using the average exchange rate for the period.  The financial statements of our foreign subsidiary, whose functional currency is not the dollar, have been translated into dollars.  All balance sheet amounts have been translated using the exchange rates in effect at balance sheet date.  Statement of operation amounts have been translated using the average exchange rate prevailing during the year.  Such translation adjustments are reported as a component of accumulated other comprehensive loss in shareholders' equity.

Discussion of Critical Accounting Policies and Estimations

Our critical accounting policies, including the assumptions and judgments underlying them, are disclosed in the notes to our condensed interim consolidated financial statements.  These policies have been consistently applied in all material respects.  While the estimates and judgments associated with the application of these policies may be affected by different assumptions or conditions, we believe the estimates and judgments associated with the reported amounts are appropriate under the circumstances.  We believe the following accounting policies are the most critical in fully understanding and evaluating our financial condition and results of our operations under U.S. GAAP.

Revenue Recognition.  Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).  Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the collection of the fee is probable.  If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from long-term fixed price contracts are recognized by the percentage-of-completion method in accordance with the "input method."  We apply this method when the total of the costs and revenues of the contract can reasonably be estimated.  The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract.  With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident.  Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts.  Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determined by management, on a cumulative catch-up basis.  Revenues under long-term fixed-price contracts that involve both development and production are recorded using the cost-to-cost method (development phase) and units-of-delivery method (production phase) as applicable to each phase of the contract, as the basis to measure progress toward completion.

We also generate revenues from repair services using our automated test equipment, mainly through our 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS"). Revenues from services are recognized when the service is performed.

Impairment of Long-Lived Assets.  We are required to assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We assess the impairment of our assets based on a number of factors, including any significant changes in the manner of our use of the respective assets or the strategy of our overall business and significant negative industry or economic trends.  Upon determination that the carrying value of a long-lived asset may not be recoverable, based upon a comparison of expected undiscounted future cash flows to the carrying amount of the asset, an impairment charge is recorded in the amount of the carrying value of the asset exceeds its fair value.  As of June 30, 2016 and 2015, no impairment losses have been identified.

Impairment of Goodwill.  We are required to assess the impairment of goodwill at least annually (or more frequently if impairment indicators arise).  FASB ASC 350 "Intangibles-Goodwill and other" prescribes a two-phase process for impairment testing of goodwill.  The first phase screens for impairment while the second phase (if necessary) measures it.  In the first phase of impairment testing, goodwill attributable to each reporting unit is tested for impairment by comparing the fair value of each reporting unit with its carrying value.  We have only one reporting unit and we determine its fair value according to our market capitalization.  The goodwill was tested for impairment by comparing the fair market value with its carrying amount and as of December 31, 2015 (our annual assessment date) impairment indicators have been identified and the Company's goodwill was impaired.

Accounting for income taxes.  On January 1, 2007, we adopted FASB ASC 740-10 "Income Taxes," which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740-10.  The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement ASC 740-10.  We provided a valuation allowance in respect to the deferred tax assets resulting from operating loss carryforwards and other temporary differences.  Our management currently believes that since our company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

Derivatives and hedging. We are required to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income as stipulated in FASB ASC 815 "Derivatives and Hedging," or ASC 815.  If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.  We use derivatives to hedge certain cash flow foreign currency exposures in order to further reduce our exposure to foreign currency risks.

In 2016, 2015 and 2014, we entered into forward contracts in order to hedge certain expense transactions denominated in NIS.  Our forward contracts did not qualify as hedging instruments under ASC 815. Changes in the fair value of forward contracts are reflected in the condensed interimconsolidated statements of operations as financial income or expense and not against the Other Comprehensive Income.  As of June 30, 2016, and 2015, the fair value of the outstanding forward contracts was $3,000 and $56,000, respectively. The forward contracts were recorded in other receivables against financial income.

Inventory valuation. The majority of our inventory consists of work in progress, raw materials and components. Inventories are valued at the lower of cost or market. Cost of finished goods is determined on the basis of direct manufacturing costs plus allocable indirect costs representing allocable operating overhead expenses and manufacturing costs. Raw material is valued using the “FIFO” method. We assess the valuation of our inventory on a quarterly basis and periodically write down the value for different finished goods and raw material items based on their potential utilization. If we consider specific inventory to be damaged, we write such inventory down to zero. Inventory write-offs are provided to cover risks arising from slow-moving items, discontinued products, and excess inventories. The process for evaluating these write-offs often requires us to make subjective judgments and estimates concerning the future utilization of the inventory items. Inventory write-offs were $119,000, $153,000 and $138,000 as of June 30, 2016, December 31, 2015 and 2014, respectively.

Allowance for doubtful accounts. Our trade receivables are derived from sales to customers all over the world. We perform ongoing credit evaluations of our customers. In certain circumstances, we may require letters of credit or prepayments. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments that we have determined to be doubtful of collection. We determine the adequacy of this allowance by regularly reviewing our accounts receivable and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required. Provisions for doubtful accounts are recorded in general and administrative expenses. Our allowance for doubtful accounts was $10,000 as of June 30, 2016 and December 31, 2015, and $24,000 as of December 31, 2014.

Explanation of Key Income Statement Items

Revenues. Our revenues are mainly derived from sales of defense electronics (solid-state recorders, computers, inertial navigation systems, etc.) and their supporting ground systems (automated testers, data debriefing stations).

Cost of Revenues. Cost of revenues consists primarily of salaries, raw materials, subcontractor expenses, related depreciation costs, inventories write-downs and overhead allocated to cost of revenues activities.

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries for marketing and business development personnel, marketing activities, public relations, promotional materials, travel expenses and trade show exhibit expenses.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, legal, administrative personnel, professional fees, provisions for doubtful accounts and other general corporate expenses.

Research and Development Expenses, Net.  Research and development expenses consist primarily of salaries for research and development personnel, use of subcontractors and other costs incurred in the process of developing product prototypes.

Financial Expenses, Net.  Financial expenses consist of interest and bank expenses, interest on convertible note and loans, amortization expenses of discount on convertible note, deferred charges and currency remeasurement losses.  Financial income consists of interest on cash and cash equivalent balances and currency remeasurement gains.

Results of Operations

Revenues.  Our revenues for the six months ended June 30, 2016 decreased by $2.14 million, or 27.7%, to $5.58 million from $7.72 million for the six months ended June 30, 2015. The decrease in revenues in the first half of 2016 was mainly attributable to delays in securing expected contracts.

Cost of Revenues. Cost of revenues decreased by 17.6% to $5.28 million for the six months ended June 30, 2016 from $6.41 million for the six months ended June 30, 2015. The decrease in our cost of revenues is attributable to the reduction in sales.

Gross Profit.  Our gross profit decreased by 76.9% to $0.304 million in the six months ended June 30, 2016 from $1.32 million in the six months ended June 30, 2015.  The decrease in our gross profit and gross profit margin in 2016 was mainly attributable to the decrease in revenues and the relatively lower decrease in our cost of revenues.

Our operating expenses totaled $2.3 million in the first six months of 2016 and 2015.

Financial Expenses, Net.  We had financial expenses, net, of $1.40 million in first half of 2016 compared to $1.78 million in the first half of 2015. Our financial expenses in both the 2016 and 2015 periods include a non-cash amortization expense of approximately $1.1 million and $1.22 million, respectively. The non-cash amortization expense was associated with the debt discount resulting from the beneficial conversion feature applicable to a previously outstanding loan from our former principal shareholder. We recorded such non-cash amortization expense until the repayment of the loan on June 16, 2016. On that date our Board of Directors exercised an option to obtain a $3.2 million loan from DBSI, which was used to repay the loan from the former principal shareholder. The terms of the new loan were approved by our shareholders in April 2016. Unlike the loan that we paid off in June 2016, the loan from DBSI does not have a beneficial conversion feature that would result in a non-cash amortization expense.

Net Loss. Our net loss in first half of 2016 was $3.42 million compared with $2.78 million in the first six months of 2015.

Liquidity and Capital Resources

As of June 30, 2016, our cash position (cash and cash equivalents) totaled approximately $2.07 million compared with approximately $1.75 million in cash and cash equivalents as of December 31, 2015.

Net cash used in operating activities for the first six months of 2016 was $2.36 million. This was primarily due to increases in other accounts receivables of $0.30 million and inventories of $0.49 million. This was offset by decreases in trade receivables of $1.10 million and trade payables of $0.7 million. For the first six months of 2015, net cash used in operating activities was $0.42 million.

Net cash used by investing activities during the first half of 2016 was $0.176 million. This was primarily due to change in restricted cash of $0.07 million which was offset by purchase of property plant and equipment of $0.25 million. Net cash used by investing activities during the first half of 2015 was $0.16 million.

Net cash provided by financing activities during the first six months of 2016 was $2.92 million reflecting proceeds of $3.80 million received in this period from DBSI and the repayment of $3.23 million in debt and accrued interest compared to $0.341 million provided by financing activities  during the first six months of 2015.

We anticipate that our cash on hand and cash flow from operations will be sufficient to meet our working capital and capital expenditure requirements for at least 12 months.

As part of the financing transaction with DBSI on May 18, 2016, we issued to DBSI warrants to purchase: (i) 8,510,638 additional Ordinary shares at an exercise price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $2 million) exercisable for a period of 24 months  and (ii) warrants to purchase an additional 7,272,727 Ordinary shares at an exercise price per Ordinary share of $0.275 (resulting in an aggregate exercise price of $2 million) exercisable for a period of 48 months.  At the same date, we granted to our consultant, as part of the DBSI investment, 1,021,276 warrants to purchase Ordinary shares at an exercise price per Ordinary share of $0.235 (resulting in an aggregate exercise price of $0.240 million) exercisable for a period of 18 months.

Corporate Tax Rate

Israeli companies were generally subject to corporate tax at the rate of 26.5% in 2015.  Effective January 1, 2016, the tax rate was reduced to 25%.

Impact of Currency Fluctuation and of Inflation

A significant portion of the cost of our Israeli operations, primarily personnel and facility-related, is incurred in NIS.  Therefore, our NIS related costs, as expressed in dollars, are influenced by the exchange rate between the dollar and the NIS.  In addition, if the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar, or if the timing of such devaluations were to lag considerably behind inflation, our cost as expressed in dollars may increase.  NIS linked balance sheet items, may also create foreign exchange gains or losses, depending upon the relative dollar values of the NIS at the beginning and end of the reporting period, affecting our net income and earnings per share.  Although we may use hedging techniques, we may not be able to eliminate the effects of currency fluctuations.  Therefore, exchange rate fluctuations could have a material adverse impact on our operating results and share price.